UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2021

RDE, INC.

(Exact name of issuer as specified in its charter)

Delaware	45-24829746
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Lakeside Corporate Court

5880 Live Oak Parkway, Suite 100

Norcross, Georgia 30093

(Full mailing address of principal executive offices)

847-506-9680

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the unaudited consolidated financial statements and the related notes for the six months ended June 30, 2021 and 2020 contained elsewhere in this report.

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “our company,” or the “Company” refer to RDE, Inc., a Delaware corporation, and its wholly-owned operating subsidiary, Restaurant.com, Inc., a Delaware corporation.

Special Note Regarding Forward-Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A, as amended and supplemented to date, and matters described in this report generally. There can be no assurance that the forward-looking statements contained in this report will in fact occur. Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason. The specific discussions herein about our company may include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, and marketing opportunities. The actual results may differ significantly from the projections.

Background and Basis of Presentation

Discontinued Operations

On November 12, 2018, we entered into a merger transaction with SkyAuctions Inc. (“SkyAuctions”) pursuant to which all of the shareholders of SkyAuctions exchanged their shares of common stock of SkyAuctions for 1,102,422 shares of our common stock and a three-year secured promissory note for $2,500,000 with interest at 3% per annum.

On July 1, 2020, we entered into a Consent and Agreement to Stock Sale Agreement and Mutual Release Agreement to relinquish control of SkyAuctions, the result of which was we effectively disposed of SkyAuctions as of such date and the secured promissory note payable of $2,500,000 and accrued interest payable of $179,483 were extinguished.

Comparative financial information presented for the six months ended June 30, 2020 has been reclassified to present SkyAuctions as a discontinued operation.

Restaurant.com, Inc.

On March 1, 2020, we acquired the assets of Restaurant.com, Inc. Restaurant.com, Inc. is a pioneer in the restaurant deal space and the nation’s largest restaurant-focused digital deals brand. Founded in 1999, Restaurant.com connects digital consumers, businesses, and communities offering over 200,000 dining and merchant deal options nationwide at 187,000 restaurants and retailers to over 7.8 million customers.

We have decided to leverage our experience in ecommerce and concentrate on developing what we believe are significant growth opportunities in the B2B and B2C business of Restaurant.com, Inc.

Business Overview

Restaurant.com is a pioneer in the restaurant deal space and the nation’s largest restaurant-focused digital deals brand. Founded in 1999, we connect digital consumers, businesses, and communities offering dining and merchant deal options nationwide at over 182,500 restaurants and retailers to over 7.8 million customers. Our 12,500 core restaurants and 170,000 Dining Discount Pass restaurants and retailers extend nationwide. Our top three B2C markets are New York, Chicago and Los Angeles.

We derive our revenue from transactions in which we sell discount certificates for restaurants on behalf of third-party restaurants. Approximately 9-13 days each month we email our customers offers for restaurant discounts based on location and personal preferences. Consumers also access our deals directly through our websites and mobile applications. A typical restaurant discount deal might offer a $25 discount that can be used toward a $50 purchase at a restaurant. Additional deals include discounted pricing at theaters, movies or other merchants. Customers purchase restaurant deals from us and redeem them with our merchant partners. We charge, and only collect, a service fee from our customers which allows them to download the discount certificates and redeem them at the restaurant. We receive no revenue or commission from the restaurants offering the discount deals.

We derive our revenue from transactions in which we sell complementary entertainment and travel offerings and consumer products on behalf of third-party merchants. Approximately 9-13 days each month we email our customers offers for discounted experiences and products based on location and personal preferences. Consumers also access our deals directly through our websites and mobile applications. Those discounted experiences and products generally involve a customer’s purchase of a voucher through one of our websites that can be redeemed with a third-party merchant for services or goods (or for discounts on services and goods). Revenue from those transactions is reported on a net basis and equals the purchase price received from the customer for the voucher less an agreed upon portion of the purchase price paid by us to our partners.

Through our websites, www.restaurant.com, www.specials.restaurant.com, and mobile iOS and Android apps, we provide affordable dining and entertainment experiences. In addition to purchasing restaurant discount certificates, entertainment and travel deals and consumer products as well as company gift card redemption, our website and mobile platform provide additional information to assist the customer and encourage return visits to our websites, including restaurant menus, entrée pricing, mapping and directions, and extensive filtering options, including most popular, cuisine type and “Deals Near Me” for nearby restaurants. Paperless restaurant certificate redemption and validation can also occur on our mobile platforms. In the past year, there were an average of 1.3 million unique visitors per month to our digital platforms including our mobile and Specials offerings. Since the launch of our mobile apps in 2012, mobile has grown from zero to 49% of our B2C revenue and over 60% of the B2C orders with over 6 million downloads of our apps for the year ended December 30, 2020.

Our B2B sales program has grown significantly since its introduction in 2004 and comprises 40% of revenue. Our high-value, low-cost features enable businesses to use Restaurant.com Gift Cards to entice new and existing customers to increase sales, promote customer satisfaction and incent desired behavior. The availability of use in every market, features like “never expire” and online exchange, and use by every customer demographic fit every business’s customer base; features no other incentive product can match.

In March 2020, the World Health Organization declared COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and the related adverse public health developments, have adversely affected work forces, economies and financial markets globally. The outbreak has decreased our revenues as a result of the temporary closures of restaurants throughout the United States where our discount certificates and Discount Dining Passes are accepted and where dining is being restricted to outdoor locations or to capacity constraints for indoor dining. We expect for the next several months as the virus continues to limit visits to restaurants and as many prospective patrons choose to order delivery of meals from restaurants or take advantage of picking-up meals from restaurants to continue to depress our revenues from purchase of our discount certificates since they can only be redeemed when dining in the restaurants. In addition, our dining certificates are not accepted for payment by third-party platforms that facilitate ordering and delivery of food on-demand.

Recent Developments

On July 22, 2021, the Company received an additional $350,000 in proceeds applicable to loans administered by the SBA as disaster loan assistance under the Covid-19 Economic Injury/Disaster Loan.

On August 3, 2021, Company made a principal payment of $50,000 on the past due January 2019 Bridge Note, leaving a remaining principal balance owing of $50,000.

Going Concern

During the six months ended June 30, 2021, the Company incurred a net loss of $3,439,015, utilized cash in operations of $759,112, and had a stockholders’ deficiency of $1,528,283 as of June 30, 2021. At June 30, 2021, the Company had cash of $2,081,055 and working capital of $329,406 available to fund its operations, including expansion plans, and to service its debt.

The Company’s consolidated financial statements have been presented on the basis that it will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced operating losses and negative operating cash flows during 2020 and 2021. The Company has financed its working capital requirements through borrowings from various sources and the sale of its equity securities

The Company’s operations have been significantly and negatively impacted by the COVID-19 pandemic. Due to the uncertain and rapidly evolving nature of current conditions around the world, the Company is unable to predict accurately the impact that the COVID-19 pandemic will have on its business going forward. The Company expects the COVID-19 pandemic and its effects to continue to have a significant adverse impact on its business for the duration of the pandemic and during the subsequent economic recovery, which could be for an extended period of time.

As a result, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional debt or equity capital to fund its business activities and to ultimately achieve sustainable operating revenues and profitability.

As market conditions present uncertainty as to the Company’s ability to secure additional funds, there can be no assurances that the Company will be able to secure additional financing on acceptable terms, as and when necessary to continue to conduct operations. There is also significant uncertainty as to the effect that the coronavirus may have on the Company’s business plans and the amount and type of financing available to the Company in the future.

If the Company is unable to obtain the cash resources necessary to satisfy the Company’s ongoing cash requirements, the Company could be required to scale back its business activities or to discontinue its operations entirely.

Critical Accounting Policies and Estimates

The following discussion and analysis of financial condition and results of operations is based upon the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2021 and 2020 presented elsewhere in this report, which have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Certain accounting policies and estimates are particularly important to the understanding of the Company’s financial position and results of operations and require the application of significant judgment by management or can be materially affected by changes from period to period in economic factors or conditions that are outside of the Company’s control. As a result, these issues are subject to an inherent degree of uncertainty. In applying these policies, management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on the Company’s historical operations, the future business plans and the projected financial results, the terms of existing contracts, trends in the industry, and information available from other outside sources.

Stock-Based Compensation

The Company periodically issues share-based awards to employees and non-employees and consultants for services rendered. Stock options vest and expire according to terms established at the issuance date of each grant. Stock grants are measured at the grant date fair value. Stock-based compensation cost is measured at fair value on the grant date and is generally recognized as a charge to operations ratably over the requisite service, or vesting, period.

The Company values its equity awards using the Black-Scholes option-pricing model, and accounts for forfeitures when they occur. Use of the Black-Scholes option pricing model requires the input of subjective assumptions, including expected volatility, expected term, and a risk-free interest rate. The expected volatility is based on the historical volatility of the Company’s common stock, calculated utilizing a look-back period approximately equal to the contractual life of the stock option being granted. The expected life of the stock option is calculated as the mid-point between the vesting period and the contractual term (the “simplified method”). The risk-free interest rate is estimated using comparable published federal funds rates.

Income Taxes

The Company accounts for income taxes under an asset and liability approach for financial accounting and reporting for income taxes. Accordingly, the Company recognizes deferred tax assets and liabilities for the expected impact of differences between the financial statements and the tax basis of assets and liabilities.

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax assets would be credited to operations in the period such determination was made. Alternatively, should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to operations in the period such determination was made.

As the Company’s net operating losses in the respective jurisdictions in which it operates have yet to be utilized, all previous tax years remain open to examination by the taxing authorities in which the Company currently operates. The Company had no unrecognized tax benefits as of June 30, 2021 or December 31, 2020 and does not anticipate any material amount of unrecognized tax benefits within the next 12 months.

The Company accounts for uncertainties in income tax law under a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns as prescribed by GAAP. The tax effects of a position are recognized only if it is “more-likely-than-not” to be sustained by the taxing authority as of the reporting date. If the tax position is not considered “more-likely-than-not” to be sustained, then no benefits of the position are recognized. As of June 30, 2021, the Company had not recorded any liability for uncertain tax positions. In subsequent periods, any interest and penalties related to uncertain tax positions will be recognized as a component of income tax expense.

Operating Segments

Management has determined that the Company has one operating segment. The Company’s reporting segment reflects the manner in which its chief operating decision maker reviews results and allocates resources. The Company’s reporting segment meets the definition of an operating segment and does not include the aggregation of multiple operating segments.

In reaching such a conclusion management evaluated the Company’s reporting units by first identifying its operating segments. The Company then evaluated each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated.

Revenue Recognition

Revenue is recognized when, or as, control of a promised product transfers to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products. Revenue excludes taxes that have been assessed by governmental authorities and that are directly imposed on revenue-producing transactions between the Company and its customers, including sales and use taxes. Revenue recognition is evaluated through the following five-step process:

(1)	identification of the agreement with a customer;
(2)	identification of the performance obligations in the agreement;
(3)	determination of the transaction price;
(4)	allocation of the transaction price to the performance obligations in the agreement; and,
(5)	recognition of revenue when or as a performance obligation is satisfied.

The Company operates online websites that sell discounted restaurant coupons, travel and vacation packages, and other merchandise across a wide range of product categories, including, but not limited to, computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, automobiles, home improvement products, and collectibles. In addition, the Company also generates revenues based upon the number of times a third-party website(s) or products(s) are accessed or viewed by consumers from the Company’s website or platform.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments (“ASC 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses to estimate credit losses on certain types of financial instruments, including trade receivables, which may result in the earlier recognition of allowance for losses. ASU 2016-13 is effective for the Company beginning January 1, 2023 and early adoption is permitted. The adoption of ASU 2016-13 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions and enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. ASU 2019-12 was effective January 1, 2021. The adoption of ASU 2019-12 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. Upon adoption of ASU 2020-06, convertible debt proceeds, unless issued with a substantial premium or an embedded conversion feature that is not clearly and closely related to the host contract, will no longer be allocated between debt and equity components. This modification will reduce the issue discount and result in less non-cash interest expense in financial statements. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. For contracts in an entity’s own equity, the type of contracts primarily affected by ASU 2020-06 are freestanding and embedded features that are accounted for as derivatives under the current guidance due to a failure to meet the settlement assessment by removing the requirements to (i) consider whether the contract would be settled in registered shares, (ii) consider whether collateral is required to be posted, and (iii) assess shareholder rights. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and only if adopted as of the beginning of such fiscal year. The Company adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

Reverse Stock Split

On April 20, 2020, we effected a 1-for-150 reverse split of ours outstanding shares of common stock. No fractional shares were issued in connection with the reverse stock split, with any fractional shares being rounded up to the nearest whole share.

All share and per share amounts and information presented herein have been retroactively adjusted to reflect the reverse stock split for all periods presented.

Results of Operations

Revenues

For the six months ended June 30, 2021 and 2020, the Company’s operating revenues consisted of revenues generated by the Restaurant.com business, which was acquired effective March 1, 2020.

Expenses

The Company generally recognizes operating costs and expenses as they are incurred in two specific categories, direct costs of revenues and selling, general and administrative expenses. The Company’s operating costs and expenses also include non-cash components related to the amortization of operating lease right-of-use assets, the amortization of intangible assets.

Direct cost of revenues consists primarily of the costs incurred to generate the Restaurant.com, operating revenues, and consist of credit card processing, certain affiliate marketing and shipping. Management expects these costs to increase in the future as the Company focuses on increasing its revenues from the Restaurant.com business.

Selling, general and administrative expenses consist of selling and marketing expenses related to restaurant certificates, B2B sales, IT, other service providers, and compensation to officers and directors, as well as legal and other professional fees, lease expense, and other general corporate expenses. Management expects selling, general and administrative expenses to increase in future periods as the Company adds personnel and incurs additional costs related to its operation as a public company, including higher legal, accounting, insurance, compliance, compensation and other costs.

Results of Operations

Six Months Ended June 30, 2021 and 2020

Our unaudited condensed consolidated statements of operations for the six months ended June 30, 2021 and 2020, as discussed herein, are presented below.

	Six Months Ended June 30,
	2021	2020

Revenues	$1,599,261	$1,047,687

Operating expenses:
Direct cost of revenues	210,353	219,489
Selling, general and administrative expenses	5,065,366	2,140,927
Amortization of intangible assets	336,000	288,000
Total operating expenses	5,661,719	2,648,416

Loss from operations	(4,012,458)	(1,600,729)

Other (income) expense:
Interest expense	67,322	474,781
Amortization of debt discount	-	334,750
Financing costs	7,500	165,147
Legal settlement	-	219,000
Gain on extinguishment of derivative liability	-	(1,164,802)
Gain from forgiveness of government assistance notes payable	(648,265)	(10,000)
Loss on extinguishment of debt	-	1,778,348
Total other (income) expense, net	(573,443)	1,797,224

Net loss	$(3,439,015)	$(3,397,953)

Net loss per common share – basic and diluted	$(0.29)	$(0.84)

Weighted average common shares outstanding – basic and diluted	11,779,334	4,052,501

Revenues. The Company generated revenues of $1,599,261 during the six months ended June 30, 2021, as compared to revenues of $1,047,687 during the six months ended June 30, 2020, as a result of the Company owning the Restaurant.com business for six months in 2021 as compared to four months in 2020.

Direct Cost of Revenues. Direct cost of revenues decreased to $210,353 during the six months ended June 30, 2021 as compared to $219,489 during the six months ended June 30, 2020, as a result of renegotiated marketing agreements.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $5,065,366 during the six months ended June 30, 2021, as compared to $2,140,927 during the six months ended June 30, 2020, an increase of $2,924,439. The increase was a result of additional expenses resulting from the acquisition of the Restaurant.com business and the change in the Company’s business and operations, including an increase of $2,360,855 in stock-based compensation for common shares and common stock options issue to directors, employees and contractors.

Amortization of Intangible Assets. Intangible assets acquired in connection with the acquisition of the Restaurant.com business effective March 1, 2020 resulted in amortization expense of intangible assets of $336,000 for the six months ended June 30, 2021, as compared to $288,000 for the six months ended June 30, 2020.

Loss from Operations. For the six months ended June 30, 2021, the Company incurred a net loss from operations of $4,012,458, as compared to a net loss from operations of $1,550,729 for the six months ended June 30, 2020.

Other (Income) Expense. Other income was $573,443 for the six months ended June 30, 2021, as compared to other expense of $1,797,224 for the six months ended June 30, 2020. Other income during the six months ended June 30, 2021 consisted primarily of a gain from the forgiveness of a government assistance loan of $648,265. Other expense during the six months ended June 30, 2020 consisted primarily of interest expense, amortization of debt discounts, losses from the extinguishment of debt, and other attributes relating to notes payable that were repaid and/or converted into common stock during the six months ended June 30, 2020.

Discontinued Operations. The Company had no income or loss from discontinued operation during the six months ended June 30, 2021 and 2020.

Net Loss. For the six months ended June 30, 2021, the Company incurred a net loss of $3,439,015, as compared to a net loss of $3,397,953 for the six months ended June 30, 2020.

Liquidity and Capital Resources

At December 31, 2020, the Company had a stockholders’ deficiency of $2,606,000, had cash of $601,000 available to fund its operations, including expansion plans, and to service its debt, and had a working capital deficiency of $1,469,000.

During the six months ended June 30, 2021, the Company incurred a net loss of $3,439,015, utilized cash in operations of $759,112 and had a stockholders’ deficiency of $1,528,283 as of June 30, 2021. At June 30, 2021, the Company had cash of $2,081,055 available to fund its operations, including expansion plans, and to service its debt, and had working capital of $329,406.

Our financial statements included in this report have been prepared assuming that we will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business. To continue as a going concern, develop a sustainable revenue stream and achieve profitability, we will need, among other things, to obtain additional capital resources, which may include borrowings and sales of common stock. However, management cannot provide any assurances that we will be successful in being able to raise additional capital on a timely basis, or at all, or that we will achieve our operating plans.

If we are unable to obtain adequate capital on a timely basis, we could be forced to scale back or cease operations. Accordingly, these factors raise substantial doubt as to our ability to continue as a going concern within one year after the date of the financial statements being issued. The amount and timing of future cash requirements will depend on the pace and design of our plans to grow the Restaurant.com business. As market conditions present uncertainty as to our ability to secure additional funds, there can be no assurances that we will be able to secure additional financing on acceptable terms, or at all, as and when necessary to continue to conduct operations. The impact of the coronavirus on capital markets may affect the amount and type of financing available to us in the future.

Operating Activities. For the six months ended June 30, 2021, operating activities utilized cash of $759,112, as compared to utilizing cash of $150,478 for the six months ended June 30, 2020, to fund our ongoing operating expenses.

Investing Activities. The Company had no investing activities for the six months ended June 30, 2021 and 2020.

Financing Activities. For the six months ended June 30, 2021, cash provided by financing activities was $2,239,591, and included net proceeds of $1,843,117 received from a public sale of common stock, and $1,025,535 in proceeds from government assistance loans, offset by the repayment of $203,147 of bridge notes payable, repayment of $400,000 of convertible notes payable, and payment of $25,914 related to an acquisition obligation. For the six months ended June 30, 2020, cash provided by financing activities was $589,733, and included proceeds of $642,200 from a government assistance loan, offset by the payment of $52,467 related to an acquisition obligation.

Principal Commitments

Employment Agreement

In July 2013, the Company entered into an employment agreement with Ketan Thakker, pursuant to which Mr. Thakker is to act as the Company’s Chief Executive Office. This agreement provides Mr. Thakker with a salary of $200,000 per year.

Operating Lease Liability

In September 2020, Restaurant.com signed a new lease for its office located in Arlington Heights, Illinois. The lease has a term of 36 months and an average base rent of approximately $7,600 per month. The Company recorded a right-of-use asset and lease liability of $257,909 based upon the present value of all lease payments and a corresponding lease liability of $257,909.

The following schedule sets forth the current portion and long-term portion of the operating lease liability as of June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020

Current portion	$110,588	$101,000
Long-term portion	166,845	222,000
Total operating lease liability	$277,433	$323,000

Maturities of the Company’s operating lease liability are as follows as of June 30, 2021:

Year Ending
2021 (remaining six months)	$56,000
2022	119,000
2023	89,000
2024	24,000
2025	-
Total lease payments	288,000
Less: Imputed interest	(10,567)
Total operating lease liability	$277,433

Off-Balance Sheet Arrangements

At June 30, 2021 and December 31, 2020, the Company did not have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

Item 3. Financial Statements

RDE, INC. AND SUBSIDIARY

RDE, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2021	December 31, 2020
	(Unaudited)

ASSETS
Current assets:
Cash	$2,081,055	$600,576
Common stock subscriptions receivable (received in July 2021)	55,349	-
Accounts receivable, net	106,821	297,407
Deposits with credit card processor	87,237	87,237
Prepaid expenses and other current assets	216,865	118,196
Total current assets	2,547,327	1,103,416

Operating lease right-of-use asset, net	276,661	332,615
Goodwill	334,000	334,000
Intangible assets, net	524,030	860,030
Total assets	$3,682,018	$2,630,061

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Accounts payable	$1,215,187	$976,846
Accrued expenses	414,080	453,595
Accrued payroll and advances – related party	121,500	78,000
Accrued interest	144,474	120,676
Acquisition obligation	92,092	118,006
Operating lease liability, current	110,588	100,856
Convertible notes payable, net of discount of $0	-	400,000
Convertible debt assumed in 2018 acquisition – past due	20,000	20,000
Bridge notes payable - past due	100,000	303,147
Total current liabilities	2,217,921	2,571,126

Operating lease liability, net of current portion	166,845	222,095
Note payable issued in Restaurant.com, Inc. transaction	1,500,000	1,500,000
Government assistance notes payable	1,325,535	942,200
Total liabilities	5,210,301	5,235,421

Commitments and Contingencies

Stockholders’ deficiency:
Preferred stock, $0.001 par value, 10,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.001 par value, 750,000,000 shares authorized; 12,731,316 shares and 11,217,234 shares issued and outstanding at June 30, 2021 and December 31, 2020, respectively	12,731	11,217
Additional paid-in-capital	56,814,670	52,300,092
Common stock issuable - 383,343 shares	383,343	383,343
Accumulated deficit	(58,739,027)	(55,300,012)
Total stockholders’ deficiency	(1,528,283)	(2,605,360)

Total liabilities and stockholders’ deficiency	$3,682,018	$2,630,061

See accompanying notes to condensed consolidated financial statements.

F-1

RDE, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Six Months Ended June 30,
	2021	2020

Revenues	$1,599,261	$1,047,687

Operating expenses:
Direct cost of revenues	210,353	219,489
Selling, general and administrative expenses	5,065,366	2,140,927
Amortization of intangible assets	336,000	288,000
Total operating expenses	5,611,719	2,648,416

Loss from operations	(4,012,458)	(1,600,729)

Other (income) expense:
Interest expense	67,322	474,781
Amortization of debt discount	-	334,750
Financing costs	7,500	165,147
Legal settlement	-	219,000
Gain on extinguishment of derivative liability	-	(1,164,802)
Gain from forgiveness of government assistance notes payable	(648,265)	(10,000)
Loss on extinguishment of debt	-	1,778,348
Total other (income) expense, net	(573,443)	1,797,224

Net loss	$(3,439,015)	$(3,397,953)

Net loss per common share – basic and diluted	$(0.30)	$(0.84)

Weighted average common shares outstanding – basic and diluted	11,779,334	4,052,501

See accompanying notes to condensed consolidated financial statements.

F-2

RDE, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIENCY

(Unaudited)

Six Months Ended June 30, 2021 and 2020

	Common Stock		Common Stock Issuable		Additional Paid-In	Accumulated	Total Stockholders’
	Shares	Par Value	Shares	Amount	Capital	Deficit	Deficiency

Balance, December 31, 2020	11,217,324	$11,217	383,343	$383,343	$52,300,092	$(55,300,012)	$(2,605,360)
Proceeds from issuance of common stock, net of offering costs	775,346	775	-	-	1,897,691	-	1,898,466
Issuance of common stock for note payable extension	3,000	3	-	-	7,497	-	7,500
Issuance of common stock for services	735,646	736	-	-	2,171,513	-	2,172,249
Fair value of vested stock options	-	-	-	-	437,877	-	437,877
Net loss for period	-	-	-	-	-	(3,439,015)	(3,439,015)
Balance, June 30, 2021	12,731,316	$12,731	383,343	$383,343	$56,814,670	$(58,788,778)	$(1,528,283)

Balance, December 31, 2019	2,943,302	$2,944	-	$-	$43,695,343	$(51,524,353)	$(7,826,066)
Issuance of common stock in Restaurant.com, Inc. transaction	363,889	364	-	-	483,608	-	483,972
Issuance of common stock for conversion of convertible notes payable assumed in acquisition	1,528,107	1,528	-	-	1,825,538	-	1,827,066
Issuance of common stock for conversion of convertible notes payable	1,657,482	1,657	-	-	1,971,852	-	1,973,509
Issuance of common stock for services	251,113	251	-	-	248,535	-	248,786
Net loss for period	-	-	-	-	-	(3,397,953)	(3,397,953)
Balance, June 30, 2020	6,743,893	$6,744	-	$-	$48,224,876	$(54,922,306)	$(6,690,686)

See accompanying notes to condensed consolidated financial statements.

F-3

RDE, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2021	2020

Cash flows from operating activities:
Net loss	$(3,439,015)	$(3,397,953)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	336,000	288,000
Financing costs	7,500	165,147
Gain from forgiveness of government assistance note payable	(648,265)	-
Loss on extinguishment of debt	-	1,778,348
Gain on extinguishment of derivative liability	-	(1,164,802)
Issuance of common stock for services	2,172,249	248,786
Fair value of vested stock options	437,877	-
Amortization of debt discount	-	334,750
Amortization of operating lease right-of-use assets	55,954	10,315
Changes in operating assets and liabilities:
(Increase) decrease in -
Accounts receivable	190,586	161,144
Deposits with credit card processor	-	52,969
Prepaid expenses and other current assets	(98,669)	33,204
Increase (decrease) in -
Accounts payable	238,341	503,167
Accrued expenses	(39,515)	341,060
Accrued payroll and advances – related party	43,500	24,500
Accrued interest payable	29,863	474,782
Operating lease liability	(45,518)	(3,895)
Net cash used in operating activities	(759,112)	(150,478)

Cash flows from financing activities:
Repayment of bridge note payable	(203,147)	-
Repayment of convertible notes payable	(400,000)	-
Payment of acquisition obligation	(25,914)	(52,467)
Proceeds from notes payable – government assistance loans	1,025,535	642,200
Proceeds from sale of common stock, net of offering costs	1,843,117	-
Net cash provided by financing activities	2,239,591	589,733

Net increase in cash:	1,408,479	439,255
Balance at beginning of period	600,576	180,442
Balance at end of period	$2,081,055	$619,697

Supplemental disclosures of cash flow information:
Interest paid	$23,671	$-
Taxes paid	$-	$-

Non-cash investing and financing activities:
Issuance of common stock for settlement of note payable	$-	$3,800,575
Assets acquired in Restaurant.com, Inc. transaction	$-	$509,666
Goodwill and intangible assets recognized in Restaurant.com, Inc. transaction	$-	$1,914,030
Fair value of common shares issued in Restaurant.com, Inc. transaction	$-	$483,972
Notes payable issued in Restaurant.com, Inc. transaction	$-	$1,500,000
Acquisition obligation incurred in Restaurant.com, Inc. transaction	$-	$439,724
Common stock subscriptions receivable	$55,349	$-

See accompanying notes to condensed consolidated financial statements.

F-4

RDE, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Six Months Ended June 30, 2021 and 2020

1. Organization and Basis of Presentation

The condensed consolidated financial statements of RDE, Inc. (“RDE”) (formerly known as uBid Holdings, Inc.), a Delaware corporation, including its wholly-owned Delaware operating subsidiary, Restaurant.com, Inc. (collectively, the “Company”), at June 30, 2021, and for the six months ended June 30, 2021 and 2020, are unaudited. In the opinion of management of the Company, all adjustments, including normal recurring accruals, have been made that are necessary to present fairly the financial position of the Company as of June 30, 2021, and the results of its operations for the six months ended June 30, 2021 and 2020, and its cash flows for the six months ended June 30, 2021 and 2020. Operating results for the interim periods presented are not necessarily indicative of the results to be expected for a full fiscal year. The consolidated balance sheet at December 31, 2020 has been derived from the Company’s audited consolidated financial statements at such date.

The condensed consolidated financial statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such rules and regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2020 and 2019.

2. Business

On March 1, 2020, the Company, through its newly-formed, wholly-owned subsidiary, Restaurant.com, Inc., completed an asset purchase agreement with Restaurant.com, Inc., an unrelated Delaware corporation, which was an entity engaged in the business of online marketing for participating restaurants throughout the United States (see Note 3). Accordingly, commencing March 1, 2020, the Company, through Restaurant.com, Inc., has been in the business of connecting digital consumers, businesses and communities with dining and merchant deal options throughout the United States. Unless the context indicates otherwise, “Restaurant.com” refers to the Company’s wholly-owned Delaware operating subsidiary.

On September 25, 2020, the Company changed its name from uBid Holdings, Inc. to RDE, Inc. and the Company’s trading symbol was changed from UBID to RSTN to reflect the Company’s new name and new focus on the Restaurant.com business.

Discontinued Operations

On November 12, 2018, the Company entered into a merger transaction with SkyAuctions Inc. (“SkyAuctions”) pursuant to which all of the shareholders of SkyAuctions exchanged their shares of common stock of SkyAuctions for 1,102,422 shares of the Company’s common stock and a three-year secured promissory note for $2,500,000 with interest at 3% per annum.

On July 1, 2020, the Company entered into a Consent and Agreement to Stock Sale Agreement and Mutual Release Agreement to relinquish control of SkyAuctions, the result of which was the Company effectively disposed of SkyAuctions as of such date and the secured promissory note payable of $2,500,000 and accrued interest payable of $179,483 were extinguished (see Note 3).

Comparative financial information presented for the six months ended June 30, 2020 has been reclassified to present SkyAuctions as a discontinued operation.

F-5

Going Concern

During the six months ended June 30, 2021, the Company incurred a net loss of $3,439,015, utilized cash in operations of $759,112, and had a stockholders’ deficiency of $1,528,283 as of June 30, 2021. At June 30, 2021, the Company had cash of $2,081,055 and working capital of $329,406 available to fund its operations, including expansion plans, and to service its debt.

The Company’s consolidated financial statements have been presented on the basis that it will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has experienced operating losses and negative operating cash flows during 2020 and 2021. The Company has financed its working capital requirements through borrowings from various sources and the sale of its equity securities

The Company’s operations have been significantly and negatively impacted by the COVID-19 pandemic. Due to the uncertain and rapidly evolving nature of current conditions around the world, the Company is unable to predict accurately the impact that the COVID-19 pandemic will have on its business going forward. The Company expects the COVID-19 pandemic and its effects to continue to have a significant adverse impact on its business for the duration of the pandemic and during the subsequent economic recovery, which could be for an extended period of time.

As a result, management has concluded that there is substantial doubt about the Company’s ability to continue as a going concern. The Company’s independent registered public accounting firm, in its report on the Company’s consolidated financial statements for the year ended December 31, 2020, has also expressed substantial doubt about the Company’s ability to continue as a going concern. The Company’s consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional debt or equity capital to fund its business activities and to ultimately achieve sustainable operating revenues and profitability.

As market conditions present uncertainty as to the Company’s ability to secure additional funds, there can be no assurances that the Company will be able to secure additional financing on acceptable terms, as and when necessary to continue to conduct operations. There is also significant uncertainty as to the effect that the coronavirus may have on the Company’s business plans and the amount and type of financing available to the Company in the future.

If the Company is unable to obtain the cash resources necessary to satisfy the Company’s ongoing cash requirements, the Company could be required to scale back its business activities or to discontinue its operations entirely.

Reverse Stock Split

On April 20, 2020, the Company effected a 1-for-150 reverse split of its outstanding shares of common stock. No fractional shares were issued in connection with the reverse stock split, with any fractional shares being rounded up to the nearest whole share.

All share and per share amounts and information presented herein have been retroactively adjusted to reflect the reverse stock split for all periods presented.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations, total stockholders’ deficiency or cash flows from operations.

F-6

3. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) and include the financial statements of the Company’s wholly-owned operating subsidiary. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Some of those judgments can be subjective and complex, and therefore, actual results could differ materially from those estimates under different assumptions or conditions. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable in relation to the financial statements taken as a whole under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management regularly evaluates the key factors and assumptions used to develop the estimates utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such evaluations, if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates. Significant estimates include those related to assumptions used in accruals for potential liabilities, valuing equity instruments issued for services, and the realization of deferred tax assets.

Stock-Based Compensation

The Company periodically issues share-based awards to employees and non-employees and consultants for services rendered. Stock options vest and expire according to terms established at the issuance date of each grant. Stock grants are measured at the grant date fair value. Stock-based compensation cost is measured at fair value on the grant date and is generally recognized as a charge to operations ratably over the requisite service, or vesting, period.

The Company values its equity awards using the Black-Scholes option-pricing model, and accounts for forfeitures when they occur. Use of the Black-Scholes option pricing model requires the input of subjective assumptions, including expected volatility, expected term, and a risk-free interest rate. The expected volatility is based on the historical volatility of the Company’s common stock, calculated utilizing a look-back period approximately equal to the contractual life of the stock option being granted. The expected life of the stock option is calculated as the mid-point between the vesting period and the contractual term (the “simplified method”). The risk-free interest rate is estimated using comparable published federal funds rates.

Fair Value of Financial Instruments

The authoritative guidance with respect to fair value established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below. Disclosure as to transfers in and out of Levels 1 and 2, and activity in Level 3 fair value measurements, is also required. Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

The three levels of the fair value hierarchy are as follows:

Level 1	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
Level 2

Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3	Valuations based on inputs that are unobservable, supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

F-7

The carrying value of the Company’s financial instruments (consisting of cash, accounts receivables, deposits to credit card processor, prepaid expense and other current assets, accounts payable, accrued expenses, notes payable, and other liabilities) are considered to be representative of their respective fair values due to the short-term nature of those instruments.

Acquisitions and Business Combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and separately identified intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from, acquired technology, trademarks and trade names, useful lives, and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statements of operations.

Goodwill

The Company reviews the recoverability of the carrying value of goodwill at least annually at fiscal year-end, or whenever events or circumstances indicate a potential impairment. Recoverability of goodwill is determined by comparing the fair value of Company’s reporting unit to the carrying value of the underlying net assets in the reporting units. If the fair value of a reporting unit is determined to be less than the carrying value of its net assets, goodwill is deemed impaired, and an impairment loss is recognized to the extent that the carrying value of goodwill exceeds the difference between the fair value of the reporting unit and the fair value of its other assets and liabilities. Goodwill was recorded as a result of the March 1, 2020 Restaurant.com, Inc. transaction. Management has determined there were no indications of impairment as of June 30, 2021 or December 31, 2020. The Company will perform the next impairment testing at fiscal year-end.

Intangible Assets with Finite Useful Lives

The Company has certain finite lived intangible assets that were initially recorded at their fair value at the time of acquisition. These intangible assets consist of intellectual property, customer relationships, and capitalized software development costs. Intangible assets with finite useful lives are amortized using an accelerated method over their respective estimated useful lives.

The Company review’s all finite lived intangible assets for impairment at least annually at fiscal year-end, or whenever events or circumstances indicate that their carrying values may not be recoverable. If the carrying value of an asset group is not recoverable, the Company recognizes an impairment loss for the excess carrying value over the fair value in its consolidated statements of operations. The intangible assets were recorded as a result of the March 1, 2020 Restaurant.com, Inc. transaction. Management has determined there were no indications of impairment as of June 30, 2021 or December 31, 2020. The Company will perform the next impairment testing at fiscal year-end.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value recorded in the consolidated statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity in the consolidated balance sheets, is evaluated at the end of each reporting period. The Company had no derivative instruments as of June 30, 2021 and December 31, 2020.

F-8

Revenue Recognition

Revenue is recognized when, or as, control of a promised product transfers to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products. Revenue excludes taxes that have been assessed by governmental authorities and that are directly imposed on revenue-producing transactions between the Company and its customers, including sales and use taxes. Revenue recognition is evaluated through the following five-step process:

(1)	identification of the agreement with a customer;
(2)	identification of the performance obligations in the agreement;
(3)	determination of the transaction price;
(4)	allocation of the transaction price to the performance obligations in the agreement; and,
(5)	recognition of revenue when or as a performance obligation is satisfied.

The Company operates online websites that sell discounted restaurant coupons, travel and vacation packages, and other merchandise across a wide range of product categories, including, but not limited to, computer products, consumer electronics, apparel, housewares, watches, jewelry, travel, sporting goods, automobiles, home improvement products, and collectibles. In addition, the Company also generates revenues based upon the number of times a third-party website(s) or products(s) are accessed or viewed by consumers from the Company’s website or platform.

Sale of Restaurant Coupons

The Company derives its revenue from transactions in which it sells discount certificates for restaurants on behalf of third-party restaurants. Approximately 9 to 13 days each month the Company emails its customers offers for restaurant discounts based on location and personal preferences. Consumers also access deals offered by the Company directly through the Company’s websites and mobile applications. A typical restaurant discount deal might offer a $25 discount that can be used toward a $50 purchase at a restaurant. The Company recognizes revenue on a gross basis upon sale and collection of the restaurant coupons from customers. The Company has no further commitment or obligation to third-party restaurants or the coupon purchasers upon the sale of restaurant coupons and no amounts are due to the third-party restaurants for these sales. Sale of restaurant coupons are generally non-refundable. On an infrequent case-by-case basis, the Company will accept customer’s request to transfer a restaurant coupon from one third-party restaurant to another (for example, upon the closure of a restaurant).

Sale of Travel, Vacation and Merchandise

The Company also derives revenue from transactions in which it sells complementary entertainment and travel offerings and consumer products on behalf of third-party merchants. Additional deals include discounted pricing at theaters, movies or other merchants. Customers purchase restaurant deals from the Company and redeem them with the Company’s merchant partners. Approximately 9 to 13 days each month the Company emails its customers offers for discounted experiences and products based on location and personal preferences. Consumers also access the Company’s deals directly through the Company’s websites and mobile applications. Those discounted experiences and products generally involve a customer’s purchase of a voucher through one of the Company’s websites that can be redeemed with a third-party merchant for services or goods (or for discounts on services and goods). Revenue from those transactions is reported on a net basis and equals the purchase price received from the customer for the voucher less an agreed upon portion of the purchase price paid by the Company to its partners.

Advertising Revenues

The Company also has agreements with selected third-party partners, such as Google Ads, wherein third-party website(s) and/or product(s) are shown or incorporated in the Company’s platform or website. The Company generates revenues based upon the number of times the third-party website(s) or product(s) are accessed or viewed by consumers from the Company’s platform or website. Revenue is recognized when its determinable, which is generally upon receipt of a statement and/or proceeds from the third-party partners.

F-9

For the six months ended June 30, 2021 and 2020, disaggregated revenue by the Company’s divisions and type of revenue is presented below.

Sales Channels	Restaurant Coupons	Sale of Travel, Vacation and Merchandise	Advertising	Total

Six Months Ended June 30, 2021
Business to consumer (B2C)	$406,818	$169,156	$83,123	$659,097
Business to business (B2B)	912,825	-	-	912,825
Other	27,339	-	-	27,339
Total	$1,346,982	$169,156	$83,123	$1,599,261

Six Months Ended June 30, 2020
Business to consumer (B2C)	$402,025	$189,427	$51,864	$643,316
Business to business (B2B)	404,313	-	-	404,313
Other	58	-	-	58
Total	$806,396	$189,427	$51,864	$1,047,687

Advertising Costs

The Company has marketing relationship agreements with various online companies such as portal networks, contextual sites, search engines and affiliate partners. Advertising costs are generally charged to the Company monthly per vendor agreements, which typically are based on visitors and/or registrations delivered to the site or at a set fee. Agreements do not provide for guaranteed renewal and may be terminated by the Company without cause. Such advertising costs are charged to expense as incurred and included in selling, general and administrative expenses in the statements of operations. During the six months ended June 30, 2021 and 2020, advertising costs were $364,375 and $281,079, respectively.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts to reflect the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable as a result of the inability of its customers to make required payments for products. Accounts with known financial issues are first reviewed and specific estimates with respect to their collectability are recorded. The remaining accounts receivable balances are then grouped into categories by the number of days the balance is past due, and the estimated loss is calculated as a percentage of the total category based upon past history. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. There was no allowance for doubtful accounts recognized as of June 30, 2021 and December 31, 2020.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed using the weighted average number of common shares issued and outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common shares and the dilutive effect of contingent shares outstanding during the period. Potentially dilutive contingent shares, which primarily consist of convertible notes and stock issuable upon the exercise of stock options and warrants, have been excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

Loss per common share is computed by dividing net loss by the weighted average number of shares of common stock issued and outstanding during the respective periods. Basic and diluted loss per common share was the same for all periods presented because all convertible notes and stock issuable upon the exercise of stock options and warrants outstanding were anti-dilutive.

F-10

At June 30, 2021 and 2020, the Company excluded the outstanding convertible debt and securities summarized below, which entitle the holders thereof to acquire shares of common stock, from its calculation of earnings per share, as their effect would have been anti-dilutive.

	June 30,
	2021	2020

Convertible notes payable	19,286	167,343
Common stock issuable	383,343	-
Common stock warrants	54,000	201,000
Common stock options	187,108	5,108
Total	643,737	373,451

The issuable and potentially issuable shares as summarized above do not include any shares that may be issuable upon the conversion of an unsecured promissory note in the principal amount of $1,500,000 that matures on March 1, 2023 (see Note 9), as such promissory note is convertible at the option of the Company into common shares at a price to be determined on the date of conversion. These potentially issuable common shares would have been anti-dilutive because the Company had a net loss for the six months ended June 30, 2021, and thus such shares would have been excluded from the calculation of net loss per share.

Income Taxes

The Company accounts for income taxes under an asset and liability approach for financial accounting and reporting for income taxes. Accordingly, the Company recognizes deferred tax assets and liabilities for the expected impact of differences between the financial statements and the tax basis of assets and liabilities.

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. In the event the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of its recorded amount, an adjustment to the deferred tax assets would be credited to operations in the period such determination was made. Alternatively, should the Company determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to operations in the period such determination was made.

As the Company’s net operating losses in the respective jurisdictions in which it operates have yet to be utilized, all previous tax years remain open to examination by the taxing authorities in which the Company currently operates. The Company had no unrecognized tax benefits as of June 30, 2021 or December 31, 2020 and does not anticipate any material amount of unrecognized tax benefits within the next 12 months.

The Company accounts for uncertainties in income tax law under a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns as prescribed by GAAP. The tax effects of a position are recognized only if it is “more-likely-than-not” to be sustained by the taxing authority as of the reporting date. If the tax position is not considered “more-likely-than-not” to be sustained, then no benefits of the position are recognized. As of June 30, 2021, the Company had not recorded any liability for uncertain tax positions. In subsequent periods, any interest and penalties related to uncertain tax positions will be recognized as a component of income tax expense.

Cash

The Company’s policy is to maintain its cash balances with financial institutions with high credit ratings and in accounts insured by the Federal Deposit Insurance Corporation (the “FDIC”). The Company may periodically have cash balances in financial institutions in excess of FDIC insurance limits of $250,000. The Company has not experienced any losses to date resulting from this practice.

F-11

Operating Segments

Management has determined that the Company has one operating segment. The Company’s reporting segment reflects the manner in which its chief operating decision maker reviews results and allocates resources. The Company’s reporting segment meets the definition of an operating segment and does not include the aggregation of multiple operating segments.

In reaching such a conclusion management evaluated the Company’s reporting units by first identifying its operating segments. The Company then evaluated each operating segment to determine if it includes one or more components that constitute a business. If there are components within an operating segment that meet the definition of a business, the Company evaluates those components to determine if they must be aggregated into one or more reporting units. If applicable, when determining if it is appropriate to aggregate different operating segments, the Company determines if the segments are economically similar and, if so, the operating segments are aggregated.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments (“ASC 2016-13”). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses to estimate credit losses on certain types of financial instruments, including trade receivables, which may result in the earlier recognition of allowance for losses. ASU 2016-13 is effective for the Company beginning January 1, 2023 and early adoption is permitted. The adoption of ASU 2016-13 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions and enhances and simplifies various aspects of the income tax accounting guidance in ASC 740. ASU 2019-12 was effective January 1, 2021. The adoption of ASU 2019-12 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible debt by eliminating the beneficial conversion and cash conversion accounting models. Upon adoption of ASU 2020-06, convertible debt proceeds, unless issued with a substantial premium or an embedded conversion feature that is not clearly and closely related to the host contract, will no longer be allocated between debt and equity components. This modification will reduce the issue discount and result in less non-cash interest expense in financial statements. ASU 2020-06 also updates the earnings per share calculation and requires entities to assume share settlement when the convertible debt can be settled in cash or shares. For contracts in an entity’s own equity, the type of contracts primarily affected by ASU 2020-06 are freestanding and embedded features that are accounted for as derivatives under the current guidance due to a failure to meet the settlement assessment by removing the requirements to (i) consider whether the contract would be settled in registered shares, (ii) consider whether collateral is required to be posted, and (iii) assess shareholder rights. ASU 2020-06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and only if adopted as of the beginning of such fiscal year. The Company adopted ASU 2020-06 effective January 1, 2021. The adoption of ASU 2020-06 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (“ASU 2021-04”). ASU 2021-04 provides guidance as to how an issuer should account for a modification of the terms or conditions or an exchange of a freestanding equity-classified written call option (i.e., a warrant) that remains classified after modification or exchange as an exchange of the original instrument for a new instrument. An issuer should measure the effect of a modification or exchange as the difference between the fair value of the modified or exchanged warrant and the fair value of that warrant immediately before modification or exchange and then apply a recognition model that comprises four categories of transactions and the corresponding accounting treatment for each category (equity issuance, debt origination, debt modification, and modifications unrelated to equity issuance and debt origination or modification). ASU 2021-04 is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the guidance provided in ASU 2021-04 prospectively to modifications or exchanges occurring on or after the effective date. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt ASU 2021-04 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The adoption of ASU 2021-04 is not expected to have any impact on the Company’s consolidated financial statement presentation or disclosures.

F-12

Management does not believe that any other recently issued, but not yet effective, authoritative guidance, if currently adopted, would have a material impact on the Company’s financial statement presentation or disclosures.

3. Acquisitions and Dispositions

Restaurant.com, Inc. Transaction

On March 1, 2020, the Company completed an asset purchase agreement with Restaurant.com, Inc., an unrelated Delaware corporation, which was an entity engaged in the business of online marketing for participating restaurants throughout the United States. The Company acquired certain tangible and intangible assets of Restaurant.com, Inc. and agreed to pay $439,724 in cash within 90 days of the date of the asset purchase agreement. The Company also issued an unsecured three-year promissory note for $1,500,000 bearing interest at 6% per annum, convertible at the option of the Company into common shares at a price to be determined on the date of conversion, and issued 363,889 shares of the Company’s common stock valued at $1.33 per share, reflecting an aggregate fair value of $483,972. The total purchase consideration was $2,423,696. The transaction has been accounted for as the purchase of a business.

The Company accounted for the transaction as a business combination using the purchase method of accounting, which requires recognition and measurement of all identifiable assets acquired and liabilities assumed at their fair value as of the date control is obtained. The Company determined the fair value of assets acquired and liabilities assumed based upon its best estimates of the acquisition-date fair value of assets acquired and liabilities assumed in the acquisition. Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The key factors that contributed to the recognition of goodwill from Restaurant.com, Inc. transaction consisted of the opportunity to consolidate and complement existing content operations, trained workforce, proprietary software and operating platform, and the opportunity to generate future synergies with the Company’s existing business. Goodwill is not being amortized but will be tested annually for impairment at fiscal year-end.

The allocation of the purchase price was completed on December 31, 2020 through the assistance of a valuation specialist. The following table summarizes the assets acquired, liabilities assumed and purchase price allocation:

Fair Value

Consideration paid:
Cash obligation	$439,724
Note payable	1,500,000
Common stock (363,889 shares of common stock valued at $1.33 per share)	483,972
Total consideration paid	$2,423,696

Purchase price allocation
Acquired assets	509,666
Goodwill	334,000
Intangible assets	1,580,030
Total purchase price	$2,423,696

The Company estimated that the recorded intangible assets, excluding brand name (which is considered an indefinite life asset), totaled $1,440,000, and have a two-year estimated life and are subject to amortization.

F-13

The following table summarizes the intangible assets acquired as of June 30, 2021 and December 31, 2020:

	Assigned Life	June 30, 2021	December 31, 2020

Customer relationships	24 months	$590,000	$590,000
Restaurant relationships	24 months	470,000	470,000
Developed technology	24 months	380,000	380,000
Brand name	Indefinite	140,030	140,030
		1,580,030	1,580,030
Accumulated amortization		(1,056,000)	(720,000)
Intangible assets, net		$524,030	$860,030

During the six months ended June 30, 2021 and 2020, the Company recorded amortization expense of $336,000 and $288, , respectively. Amortization expense to be recorded in future periods is $384,000, which will be recognized subsequent to June 30, 2021 over the ensuing 6 months.

The following unaudited information reflects the Company’s pro forma consolidated results of operations after giving effect to the Restaurant.com, Inc. transaction on March 1, 2020, as if it had occurred on January 1, 2020, based on the historical financial statements of the Company and Restaurant.com, Inc.:

Revenues	$2,089,708
Net loss	$(3,598,374)
Net loss per share - basic and diluted	$(0.86)
Weighted average common shares outstanding – basic and diluted	4,174,464

Acquisition and Disposition of SkyAuctions Inc.

On November 12, 2018, the Company entered into a merger transaction with SkyAuctions Inc. (“SkyAuctions”) pursuant to which all of the shareholders of SkyAuctions exchanged their shares of common stock of SkyAuctions for 1,102,422 shares of the Company’s common stock and a three-year secured promissory note for $2,500,000 with interest at 3% per annum.

Based upon the operations of SkyAuctions, as well as a number of factors, including the condition of the industry in which it operates, management concluded that it was not possible to determine reasonable and objectively supportable projections and estimates to complete and finalize the purchase price allocation associated with the SkyAuctions acquisition. Additionally, management concluded that as of December 31, 2019, it was no longer possible to determine a reasonable and objectively supportable fair value for the goodwill and identifiable intangible assets associated with the SkyAuctions acquisition.

On July 1, 2020, the Company relinquished control of SkyAuctions to Michael Hering and entered into a Consent and Agreement to Stock Sale Agreement and Mutual Release Agreement, a Sales Marketing Agreement and a Consulting Agreement with each of Michael Hering and Salvatore Esposito, the founders of SkyAuctions Inc. Under the terms of the Stock Sale Agreement, (i) the Company sold the 1,000 issued and outstanding shares of common stock of SkyAuctions, which the Company owned, to Sky Auction Acquisition, LLC., a company controlled by Michael Hering, (ii) converted the past due principal amount of the promissory note issued to SkyAuctions in connection with its acquisition on November 12, 2018 of $2,500,000, net of the unamortized debt discount of $232,540, into 333,333 shares of the Company’s common stock with a fair value of $333,333 (including 273,343 common shares issuable at June 30, 2021 and December 31, 2020) at a price of $1.00 per share; and (iii) the accrued and unpaid interest totaling $179,483 as of June 30, 2020 under the $2,500,000 promissory note was forgiven. The aforementioned transactions resulted in the settlement of the outstanding debt aggregating $2,446,943. In addition, under the terms of the Stock Sale Agreement, the Merger Agreement and Guaranty and Security Agreement were cancelled, Michael Hering relinquished his observation rights to attend meetings of the Company’s Board of Directors and Mr. Hering and Mr. Esposito resigned as officers of the Company.

F-14

During the six months ended June 30, 2020, SkyAuctions had a nominal operating loss. On July 1, 2020, as a result of the disposition of the SkyAuctions, the Company recorded a gain of $2,895,283 to account for the gain on extinguishment of the promissory note payable and accrued interest of $2,446,943, extinguishment of the liabilities of $1,046,845, reduced by disposal of assets of $265,172.

4. Deposit with Credit Card Processor

The Company utilizes a third-party processor to serve as an end-to-end processor of credit and debit card and automated clearing house (“ACH”) payment transactions that focuses on processing omni-channel (internet, mobile, and point-of-sale) transactions and recurring billings for traditional retailers, government and utility, and service providers. The Company was required to place a security deposit in order to secure the third-party services. The security deposit does not bear interest and is refundable upon termination of the agreement. The outstanding security deposit was $87,237 as of June 30, 2021 and December 31, 2020.

5. Right-of-Use Assets and Operating Lease Liabilities

The Company leases certain corporate office spaces under an operating lease agreement. Lease assets are presented as operating lease right-of-use assets and the related liabilities are presented as lease liabilities in the Company’s consolidated balance sheets.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest in lease arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

In September 2020, Restaurant.com signed a new lease for its office located in Arlington Heights, Illinois. The lease has a term of 36 months and an average base rent of approximately $7,600 per month. The Company recorded a right-of-use asset and lease liability of $257,909 based upon the present value of all lease payments and a corresponding lease liability of $257,909.

Right-of-use asset activity consisted of the following during the six months ended June 30, 2021 and 2020:

	Six Months Ended
	2021	2020

Balance, beginning of period	$332,615	$136,750
Additions	-	-
Amortization	(55,954)	(10,315)
Balance, end of period	$276,661	$126,435

Liabilities under operating lease obligations activity consisted of the following during the six months ended June 30, 2021 and 2020:

	Six Months Ended
	2021	2020

Balance, beginning of period	$340,101	$106,839
Additions	-	-
Lease payments	(62,668)	(3,895)
Balance, end of period	277,433	102,944
Less current portion	(110,588)	(9,147)
Non-current portion	$166,845	$93,797

F-15

Maturities of the Company’s operating lease liabilities are as follows as of June 30, 2021:

Year Ending
2021 (remaining six months)	$56,000
2022	119,000
2023	89,000
2024	24,000
2025	-
Total lease payments	288,000
Less: Imputed interest	(10,567)
Total operating lease liability	$277,433

6. Convertible Debt Assumed in 2018 Acquisition - Past Due

On November 5, 2018, the Company completed a merger agreement dated October 23, 2018 with Incumaker, Inc., whereby all of the shareholders of the Company exchanged their shares of common stock in exchange for shares of Incumaker, Inc. common stock. The merger was treated as a reverse merger and recapitalization of the Company for financial accounting purposes. In conjunction with the merger agreement with Incumaker, Inc., the Company assumed certain outstanding convertible notes payable. The notes payable had interest rates ranging from 8% to 22% per annum and were convertible by the holder at the lesser of $0.07 per share or 70% of the lowest trading price of the Company’s common stock in the 5 days immediately prior to conversion. These conversion terms generated a derivative liability in the Company’s consolidated balance sheet through June 30, 2020.

During the six months ended June 30, 2020, notes payable with a principal balance of $184,820 and accrued interest payable of $79,376, or a total of $264,196, were converted into 1,528,107 shares of the Company’s common stock. As the common shares issued had a fair market value of $1,827,066, which was in excess of the principal balance and accrued interest payable converted, the Company recorded the difference of $1,562,870 as a loss on extinguishment of debt in the consolidated statements of operations.

At June 30, 2021 and December 31, 2020, the remaining convertible debt assumed in the transaction had a principal balance outstanding of $20,000, and accrued interest payable of $8,929 and $11,138, respectively. During the six months ended June 30, 2021 and 2020, interest expense was $789 and $793, respectively. As of June 30, 2021, convertible debt assumed in the transaction, including accrued interest payable, was convertible into 19,286 shares of the Company’s common stock.

7. Convertible Notes Payable

8% Note Payable

At June 30, 2021 and December 31, 2020, the convertible notes payable had a principal balance outstanding of $0 and $400,000, and related accrued interest payable of $0. During the six months ended June 30, 2021 and 2020, interest charged to expense was $0. During the six months ended June 30, 2021 and 2020, debt discount amortized to expense was $0 and $334,750, respectively. During the six months ended June 30, 2020, the Company also charged $122,000 to expense for a penalty on the outstanding convertible note payable, which was added to the principal of the note.

8% - 10% Notes Payable - Past Due

During the six months ended June 30, 2020, notes payable with a principal balance of $1,065,000 and accrued interest and interest penalties payable of $723,643, or a total of $1,657,046, were converted into 1,657,482 shares of the Company’s common stock. As the common shares issued had a fair market value of $1,974,509, which was in excess of the principal balance and accrued interest payable converted, the Company recorded the difference of $185,866 as a loss on extinguishment of debt in the consolidated statements of operations.

F-16

8. Bridge Notes Payable – Past Due

May 2018 Bridge Note

On November 17, 2020, the Company entered into a Settlement Agreement regarding its May 2018 Bridge Note of $250,000 pursuant to which the Company increased the principal balance by $43,147 to account for penalty interest on an outstanding bridge note payable, and also agreed to pay a total of $65,000 on execution of the Settlement Agreement, and $25,000 by December 15, 2020, January 15, 2021, February 15, 2021 and March 15, 2021, and then any remaining balance by March 31, 2021. During November and December 2020, the Company made principal payments aggregating $90,000, resulting in a balance payable of $203,147 at December 31, 2020. During the six months ended June 30, 2021, the Company made the remaining principal payments of $203,147.

January 2019 Bridge Note – Past Due

On January 18, 2019, the Company borrowed $100,000 pursuant to an unsecured promissory note, with interest at 6% per annum. The note matured on January 18, 2020 and is past due. On April 29, 2021, the Company issued 3,000 shares of its common stock valued at $7,500 to the noteholder as an extension fee. At June 30, 2021 and December 31, 2020, the bridge note payable had a principal balance outstanding of $100,000.

At June 30, 2021 and December 31, 2020, the accrued interest payable was $1,671 and $25,884, respectively. During the six months ended June 30, 2021 and 2020, interest expense was $4,932 and $4,959, respectively.

9. Note Payable Issued in Restaurant.com, Inc. Transaction

Pursuant to the terms of the agreement with Restaurant.com, Inc. entered into on March 1, 2020, the Company executed an unsecured promissory note in the principal amount of $1,500,000 that matures on March 1, 2023. The promissory note bears interest at a rate of 6% per annum and is convertible at the option of the Company into common shares at a price to be determined on the date of conversion.

At June 30, 2021 and December 31, 2020, the note payable had a principal balance outstanding of $1,500,000 and accrued interest payable of $120,000 and $75,000, respectively. During the six months ended June 30, 2021 and 2020, interest expense was $45,000 and $30,000, respectively.

10. Government Assistance Notes Payable

Government assistance notes payable consisted of the following at June 30, 2021 and December 31, 2020:

	June 30, 2021	December 31, 2020

Paycheck Protection Loan (1st draw)	$-	$642,200
Paycheck Protection Loan (2nd draw)	1,025,535	-
Economic Injury/Disaster Loans	300,000	300,000
Total	$1,325,535	$942,200

Paycheck Protection Note Payable (1st Draw)

On April 16, 2020, the Company received loan proceeds in the amount of $642,200 pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), which was enacted on March 27, 2020. The note payable was scheduled to mature in April 2022, bore interest at the rate of 1% per annum, and is subject to the terms and conditions applicable to loans administered by the Small Business Administration (“SBA”) under the CARES Act. The loan and accrued interest payable are forgivable provided the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

F-17

On April 11, 2021, the Company’s application for the forgiveness of the Paycheck Protection Loan (1st draw) of $648,265, including accrued interest payable of $6,065, was approved by the SBA. As of April 11, 2021, the Company recorded a gain from the debt forgiveness of $648,265.

Paycheck Protection Note Payable (2nd Draw)

On March 22, 2021, the Company received loan proceeds of $1,025,535 pursuant to the Paycheck Protection Program second draw. The note payable was scheduled to mature in March 2026, bears interest at the rate of 1% per annum, and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. The loan and accrued interest payable are forgivable provided the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels.

Economic Injury /Disaster Notes Payable

On June 17, 2020, RDE received $150,000 of proceeds applicable to loans administered by the SBA as disaster loan assistance under the Covid-19 Economic Injury/Disaster Loan Program.

On July 21, 2020, Restaurant.com received an additional $150,000 of proceeds applicable to loans administered by the SBA as disaster loan assistance under the Covid-19 Economic Injury/Disaster Loan Program.

Both of the loans bear interest at 3.75% per annum, with a combined repayment of principal and interest of $731 per month beginning 12 months from the respective dates of the promissory notes over a period of 30 years.

The Company also received an advance of $10,000 from the SBA. While the SBA refers to this amount as an advance, it was written into law as a grant and as such the amount received through this program as an advance does not need to be repaid. Accordingly, the Company credited other income for the $10,000 advance during the six months ended June 30, 2020.

At June 30, 2021 and December 31, 2020, the government assistance notes payable had accrued interest payable of $5,625 and $9,942, respectively. During the six months ended June 30, 2021 and 2020, interest expense was $5,625 and $200, respectively.

11. Derivative Liability

During the six months ended June 30, 2020, the Company recorded a gain of $1,164,802 upon the extinguishment of a derivative liability as a result of the conversion of certain convertible notes (see Note 6) and cancellation of warrants, leaving no remaining derivative liability at June 30, 2021 or December 31, 2020.

12. Accrued Officers Payroll

The Company has an employment agreement, executed in July 2013, with Ketan Thakker, its Chief Executive Office. This agreement provides Mr. Thakker with a salary of $200,000 per year. Total accrued payroll owed Mr. Thakker was $121,500 and $78,000 at June 30, 2021 and December 31, 2020, respectively. During the six months ended December 31, 2020, 936,500 common shares, valued at $936,500, were issued to Mr. Thakker in payment of accrued payroll due to Mr. Thakker of $655,450.

13. Stockholders’ Deficiency

Preferred Stock

The Company is authorized to issue a total of 10,000,000 shares of preferred stock, par value $0.001 per share. As of June 30, 2021 and December 31, 2020, there were no shares of preferred stock issued and outstanding.

F-18

Common Stock

The Company is authorized to issue a total of 750,000,000 shares of common stock, par value $0.001 per share. As of June 30, 2021 and December 31, 2020, the Company had 13,114,653 shares and 11,600,577 shares, respectively, of common stock issued, issuable and outstanding.

Common Stock Transactions

Issuance of Common Stock

During the six months ended June 30, 2021, the Company received proceeds of $1,898,466, net of offering costs of $21,686, from the sale of 775,346 shares of common stock at an average price of $2.48 per share.

At June 30, 2021, common stock subscriptions receivable of $55,349 consisted of cash proceeds from the sale of shares of common stock, which proceeds were received in July 2021.

Issuance of Common Stock for Note Payable Extension

On April 29, 2021, the Company issued 3,000 shares of common stock valued at $7,500 to a noteholder as an extension fee.

Issuance of Common Stock for Services

During the six months ended June 30, 2021, the Company issued 735,646 shares of common stock with an aggregate value of $2,172,249 to consultants for services rendered.

During the six months ended June 30, 2020, the Company issued 251,113 shares of its common stock with an aggregate value of $248,786 to consultants for services rendered.

Issuance of Common Stock in Restaurant.com, Inc. Transaction

On March 1, 2020, the Company issued 363,889 shares of common stock valued at $483,972 valued at $1.33 per share as partial consideration paid in the Restaurant.com, Inc. transaction.

Issuance of Common Stock for Settlement of Convertible Debt Assumed in Incumaker, Inc. Transaction

During the six months ended June 30, 2020, the Company issued 1,528,107 shares of its common stock upon conversion of convertible notes payable assumed in the Incumaker, Inc. transaction, and accrued interest payable, of $1,827,066.

Issuance of Common Stock for Settlement of Convertible Notes

During the six months ended June 30, 2020, the Company issued 1,657,482 shares of common stock upon conversion of convertible notes payable, and accrued interest payable, of $1,973,509.

Common Stock Warrants

A summary of common stock warrant activity during the six months ended June 30, 2021 is presented below.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in Years)

Warrants outstanding at December 31, 2020	54,000	$8.07
Issued	-	-
Exercised	-	-
Expired	-	-
Warrants outstanding at June 30, 2021	54,000	$8.07	2.67

F-19

The weighted average remaining contractual life of common stock warrants outstanding and exercisable at June 30, 2021 was 2.67 years.

At June 30, 2021, all outstanding warrants are exercisable at the following prices per common share:

Exercise Prices	Warrants Outstanding (Shares)
$7.50	33,333
$9.00	20,667
54,000

Based on a fair market value of $2.61 per share on June 30, 2021, there was no intrinsic value attributed to exercisable but unexercised common stock warrants at June 30, 2021.

14. Stock-Based Compensation

The Company issues common stock and stock options as incentive compensation to directors and as compensation for the services of employees, contractors and consultants of the Company.

The fair value of a stock option award is calculated on the grant date using the Black-Scholes option-pricing model. The risk-free interest rate is based on the U.S. Treasury yield curve in effect as of the grant date. The expected dividend yield assumption is based on the Company’s expectation of dividend payouts and is assumed to be zero. The expected volatility is based on the historical volatility of the Company’s common stock, calculated utilizing a look-back period approximately equal to the contractual life of the stock option being granted. The expected life of the stock option is calculated as the mid-point between the vesting period and the contractual term (the “simplified method”). The fair market value of the common stock is determined by reference to the quoted market price of the common stock on the grant date.

For stock options requiring an assessment of value during the six months ended June 30, 2021, the fair value of each stock option award was estimated using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	0.89%
Expected dividend yield	0%
Expected volatility	309.92 % to 366.13%
Expected life	3 to 5 years

There were no stock options requiring an assessment of value during the six months ended June 30, 2020.

On January 27, 2021, the Company, the Company entered into an Advisory Agreement for consultation and advice with respect to procuring restaurants/chefs for the Restaurant.com business platform and other services and product deals. In connection with the agreement, the Company granted fully-vested stock options to purchase 100,000 shares of the Company’s common stock, exercisable for a period of three years from the date of grant at $3.50 per share. The fair value of these stock options, as calculated pursuant to the Black-Scholes option-pricing model, was determined to be $287,883 ($2.88 per share), which was charged to operations on that date.

On March 15, 2021, the Company entered into an Advisory Agreement for service on the Company’s Advisor Board for a term of approximately two years. In connection with the agreement, the Company granted stock options to purchase 50,000 shares of the Company’s common stock, vesting 25,000 shares on the grant date and 25,000 shares on June 15, 2021, exercisable for a period of five years from the date of grant at $2.50 per share. The fair value of these stock options, as calculated pursuant to the Black-Scholes option-pricing model, was determined to be $149,994 ($3.00 per share), of which $74,997 was attributable to the stock options fully-vested on March 15, 2021 and was therefore charged to operations on that date. The remaining unvested portion of the fair value of the stock options was charged to operations ratably from March 16, 2021 through June 15, 2021. During the six months ended June 30, 2021, the Company recorded a charge to operations of $149,994, with respect to these stock options.

F-20

A summary of stock option activity for the six months ended June 30, 2021 is presented below:

		Weighted
	Number	Average
	of	Exercise
	Options	Price
Stock options outstanding at December 31, 2020	37,018	50.93
Options granted	150,000	2.83
Option exercised	-	-
Options expired or forfeited	-	-
Stock options outstanding at June 30, 2021	187,018	$12.35
Stock options exercisable at June 30, 2021	187,018	$12.35

The weighted average remaining contractual life of common stock options outstanding and exercisable at June 30, 2021 was 3.18 years.

The exercise prices of common stock options outstanding and exercisable at June 30, 2021 are as follows:

Exercise Prices	Options Outstanding (Shares)	Options Exercisable (Shares)

$1.05	32,000	32,000
$2.50	50,000	50,000
$3.00	100,000	100,000
$363.17	5,108	5,108
	187,108	187,108

The intrinsic value of exercisable but unexercised in-the-money stock options at June 30, 2021 was approximately $55,400, based on a fair market value of $2.61 per share on June 30, 2021.

The Company expects to satisfy such stock obligations through the issuance of authorized but unissued shares of common stock.

15. Commitments and Contingencies

Legal Proceedings

From time to time the Company may be named in claims arising in the ordinary course of business. Currently, there are no such legal proceeding that are pending against the Company or that involve the Company that, in the opinion of management, could reasonably be expected to have a material adverse effect on the Company’s business or financial condition, other than the following.

On April 24, 2020, a lawsuit styled Tyler Anderson v. uBid Holdings, Inc. and Ketan Thakker, Case No. 2020L004611, was brought in the Cook County Circuit Court in the State of Illinois. The plaintiff was the holder of a promissory note that the Company issued in the principal amount of $275,000 due May 2, 2019, plus accrued and unpaid interest at a rate of 2% per annum. The Company entered into a settlement agreement in which it agreed to pay a total of $306,935 to have the case dismissed with prejudice through a series of payments as follows: $65,000 that was paid upon execution of the settlement agreement, $25,000 to be paid on each of December 15, 2020, January 15, 2021, February 15, 2021 and March 15, 2021, with the balance to be paid on March 31, 2021. As of June 30, 2021 the Company had satisfied this obligation in full.

F-21

On April 17, 2019, a lawsuit was filed by Dupree Productions, LLC against uBid Holdings, Inc. and Ketan Thakker (Case No. L2019000436) in the Circuit Court of DuPage County, Illinois, alleging that a Partial Equity Payment Agreement dated August 1, 2016, which was intended to compensate services in the amount of $60,000 in return for shares of uBid common stock, was inadequate to compensate for the alleged higher value of advertising and endorsement services of approximately $195,000. The case was dismissed on the basis that there was a binding arbitration clause in the Partial Equity Payment Agreement and is now in arbitration in Chicago, Illinois. On February 3, 2021, the arbitrator awarded DuPree Productions $195,000, including $24,000 in attorneys’ fees, which is included in accrued expenses in the consolidated balance sheets as of June 30, 2021 and December 31, 2020. The Company has filed an appeal of the arbitrator’s award.

16. Income Taxes

During the six months ended June 30, 2021 and 2020, there was no provision for income taxes as the Company incurred losses during those periods. Deferred tax assets and liabilities reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded a full valuation allowance against its deferred tax assets as the Company believes it is more likely than not the deferred tax assets will not be realized.

17. Subsequent Events

The Company performed an evaluation of subsequent events through the date of filing of these consolidated financial statements and determined that there were no material subsequent events which affected, or could affect, the amounts or disclosures in the consolidated financial statements other than the following:

On July 22, 2021, the Company received an additional $350,000 in proceeds applicable to loans administered by the SBA as disaster loan assistance under the Covid-19 Economic Injury/Disaster Loan.

On August 3, 2021, Company made a principal payment of $50,000 on the past due January 2019 Bridge Note, leaving a remaining principal balance owing of $50,000.

F-22

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Norcross, Georgia, on September 28, 2021.

RDE, Inc.

/s/ Ketan Thakker
By Ketan Thakker, President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ketan Thakker	President and CEO (Principal Executive	September 28, 2021
Ketan Thakker	Officer, Principal Accounting Officer and Principal Financial Officer) and Director

/s/ M. Scot Wingo	Director	September 28, 2021
M. Scot Wingo

/s/ Kevin Harrington	Director	September 28, 2021
Kevin Harrington

/s/ Paul K. Danner	Director	September 28, 2021
Paul K. Danner